

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2011

Via E-mail
Mr. William S. Morris IV
Chief Executive Officer
Morris Publishing Group, LLC
725 Broad Street
Augusta, Georgia 30901

> **Re: Morris Publishing Group, LLC**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 21, 2011**
> **File No. 333-112246**

Dear Mr. Morris:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Business, page 2
Industry Overview, page 11
Industry Data, page 11

1. Please confirm that in future filings you will revise this section to remove the implication that information contained in the Form 10-K may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document. As such, please confirm that in future filings you will revise to indicate that you believe and act as though the information is reliable.

Risk Factors, page 16

2. Please confirm that in future filings you will revise to remove your disclosure in the introductory paragraph to this section that "[t]he risks described below may not be the only risks we face." This section should identify all known material risks and should not reference unknown or immaterial risks.

Financial Statements, page 52
Notes to consolidated financial statements, page 58
10. Restatement of 2009 Consolidated Financial Statements, page 77

3. We note that the company has restated its original accounting for the March 1, 2010 debt restructuring from a troubled debt restructuring to a debt extinguishment. Given that a troubled debt restructuring is defined by ASC 470-60 as a situation in which the "creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider" and the holders of the original notes accepted new notes in the amount of $100 million for outstanding original notes in the amount of $278 million (plus accrued interest aggregating $35.4 million), it is unclear why the company believes the restructuring during 2010 is not a troubled debt restructuring. Please provide us with your full analysis as to why the company believes debt extinguishment accounting is appropriate rather than troubled debt restructuring accounting, including relevant references to authoritative accounting guidance that provide the basis for your conclusions. We may have further comment upon receipt of your response.

Directors and Executive Officers of the Registrant, page 83

4. We note your disclosure on page 83 that Mr. Stone serves on your audit committee and is an audit committee financial expert. However, it appears that he does not serve as a member of your board of directors. To the extent that Mr. Stone is not a member of the board, please advise as how you can have an audit committee member and an audit committee financial expert that is not a member of your board of directors.

5. Please confirm that in future filings you will briefly discuss for each director the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for you in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

6. Please confirm that in future filings you will reconcile your disclosure on page 24 that the holders of the New Notes have not appointed a board observer with your disclosure on page 83 that the holders of the New Notes have appointed Mr. Murphy as the board observer.

<u>Executive Compensation, page 85</u>
<u>Executive Vice President, page 85</u>

7. We note your disclosure on page 85 that you seek to provide overall compensation to Mr. Currow that is competitive with the total compensation paid by other newspaper companies similar to you, either by size or by industry, and your disclosure on page 86 that your annual cash incentive bonuses are set so that they are competitive with bonuses paid to executive officers in similar positions with similar responsibilities at companies in your peer group. Please confirm that in future filings you will list the companies to which you benchmark compensation and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

8. Please confirm that in future filings you will reconcile your disclosure on page 86 that you do not base your decisions regarding your executive vice president's base salary and cash bonus on any income, revenue, cash flow or other financial targets, or any other pre-determined formula with your disclosure on page 85 that your compensation program for your executive vice president "is designed to reward favorable increases in distributable cash flow" and with your disclosure on page 86 that your "annual cash incentive bonus program is intended to compensate your EVP for achieving your annual financial goals." To the extent that you do use company-wide performance targets, please confirm that in future filings you will quantify all company-wide performance targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

<u>Summary Compensation Table, page 87</u>

9. Please confirm that in future filings you will disclose the information specified in Item 402(c)(2) of Regulation S-K in the tabular format specified in Item 402(c)(1) of Regulation S-K. In addition, please confirm that in future filings you will place footnote (a) in the appropriate column of your table.

10. Please explain why you have included two separate summary compensation tables for your named executive officers. Otherwise, please confirm that in future filings you will include one such table that includes the required disclosure for all of your named executive officers.

Exhibit 31.2

    11. Please confirm that in future filings you will revise the signature block to indicate that Mr. Stone is your principle financial officer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

                               Sincerely,

                               /s/ Linda Cvrkel

                               Linda Cvrkel
                               Branch Chief